UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-38954

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

LINX S.A

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75 Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

Annual Report Filed with the SEC on Form 20-F

LINX S.A. (the “Company”), leading provider of retail management software in Brazil, announces to its shareholders and the market that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2019 Form 20-F can be accessed directly on the SEC’s website (www.sec.gov), on the website of the Brazilian Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), or on the Company’s website (ri.linx.com.br).

Any investor or shareholder who wishes to receive a hard copy of the 2019 Form 20-F, free of charge, may contact the Company by phone at +55 11 2103 1531 or by email at ri@linx.com.br.

São Paulo, May 15, 2020

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2020

Linx S.A.

By:	/s/ Ramatis Rodrigues
Name:	Ramatis Rodrigues
Title:	Investor Relations Officer